Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: May 14, 2024

To: All Canadian Securities Regulatory Authorities

Subject: POET TECHNOLOGIES INC. (AMENDED – SEE THE HIGHLIGHTED)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 09, 2024
Record Date for Voting (if applicable) :	May 09, 2024
Beneficial Ownership Determination Date :	May 09, 2024
Meeting Date :	June 21, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	73044W302	CA73044W3021

Sincerely,

Computershare
Agent for POET TECHNOLOGIES INC.